QuickLinks -- Click here to rapidly navigate through this document

Exhibit (a)(8)

Interactive Intelligence Offers Stock Option Exchange Program to Employees

        INDIANAPOLIS, Dec. 2, 2003—Interactive Intelligence Inc. (Nasdaq: ININ), a global developer of software for IP telephony, contact center automation and unified communications, has implemented a program that permits eligible employees to exchange outstanding "underwater" stock options for new options which are expected to be granted on July 2, 2004.

        The number of option shares that will be granted in the exchange will depend on when the related old options had been granted. Interactive Intelligence estimates that the program may reduce the number of outstanding shares subject to options by up to 600,000.

        The company is offering the stock option exchange program on a voluntary basis to give employees the benefit of owning options that may, over time, have greater potential to increase in value, according to Interactive Intelligence president and chief executive officer, Dr. Donald E. Brown. The option exchange program is not available to the company's board of directors.

        "The turbulent economy over the last couple of years has left some of our employees with stock options priced significantly above our current and recent trading prices," Brown said. "Giving employees the opportunity to exchange stock options was one way that our board of directors believed we could better reward an incredibly dedicated workforce, while maximizing stockholder value."

        The new options will be granted under the terms of Interactive Intelligence's 1999 Stock Option and Incentive Plan. For employees electing to participate in this program, designated existing unexercised stock options would be cancelled and a promise to issue new options would be granted. Employees can exchange some or all options.

        Old options that were granted more than six months and one day prior to the date Interactive Intelligence cancels them would be exchanged for new options equal to one-third the number of old options. Old options that were granted within the six-month and one day period prior to the date they were cancelled would be exchanged for new options equal to the number of old options. The new options are expected to be granted on July 2, 2004 with an exercise price equal to the fair market value of the company's common stock on that date.

        The vesting schedule of new options depends on when the old options were granted. Old options that had a grant date more than six months and one day prior to the date of cancellation would become exercisable in one-half increments on each of the first and second anniversaries of the new options grant date. Old options that had a grant date within the six-month and one day period prior to the date of cancellation would generally become exercisable in one-third increments on each of the first, second and third anniversaries of the new options grant date, unless they had a vesting date of one year or less, in which case the new option would be fully vested on the date of grant.

        The exchange program has been organized to comply with FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation." As a result, there will be no variable compensation charges because of this voluntary stock option exchange program.

        All eligible Interactive Intelligence employees, including those located outside the U.S., can participate in this program. The deadline to participate is 5 p.m. Eastern Standard Time (EST) on Dec. 31, 2003, unless extended. Participants can withdraw, or otherwise change options elected for exchange at any time before this deadline.

        The terms and conditions of the exchange offer are more thoroughly described in Interactive Intelligence's Schedule TO, filed today with the Securities Exchange Commission.

About Interactive Intelligence Inc.

        Interactive Intelligence Inc. (Nasdaq: ININ) is a global developer of software for IP telephony, contact center automation and unified communications. The company was founded in 1994 and has more than 1,000 customers worldwide. Awards include Software Magazine's 2002 Top 500 Global Software and Services Companies, the Deloitte & Touche 2002 Technology Fast 500, Network Computing Magazine's 2003 Editor's Choice, and Internet Telephony Magazine's 2003 Editor's Choice. Interactive Intelligence employs approximately 350 people and is headquartered in Indianapolis, Ind. The company has 12 offices throughout North America, Europe and Asia. Its telephone number is +1 317.872.3000; on the Web: http://www.ININ.com.

        This release contains certain forward-looking statements that involve a number of risks and uncertainties. Among the factors that could cause actual results to differ materially are the following: rapid technological changes in the industry, volatility in the market price of the company's common stock; the company's ability to achieve profitability, to manage successfully its growth and increasingly complex third party relationships, to maintain successful relationships with its current and any new resellers, to maintain and improve its current products and to develop new products and to protect its proprietary rights adequately; and other factors described in the company's SEC filings, including the company's latest annual report on Form 10-K and its quarterly reports on Form 10-Q.

        Interactive Intelligence Inc. is the owner of the marks INTERACTIVE INTELLIGENCE, its associated LOGO and numerous other marks. All other trademarks mentioned in this document are the property of their respective owners.

        Copyright © 2003 Interactive Intelligence Incorporated. All rights reserved.

Contacts:

Stephen R. Head
Chief Financial Officer
Interactive Intelligence Inc.
+1 317.715.8412
 steve.head@inin.com

Christine Holley
Director, Market Communications
Interactive Intelligence Inc.
+1 317.715.8220
 christine.holley@ININ.com

QuickLinks

  Exhibit (a)(8)